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Piper Jaffray & Co.
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402
Phone: (612) 303-6000
Fax: (612) 303-1036

        January 30, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

  Re:
  Xtent, Inc. (the "Company")
  Registration Statement on Form S-1 (File No. 333-136371)

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for Wednesday, January 31, 2007 at 5:15 p.m., Eastern Standard Time, or as soon as practicable thereafter.

        In connection with Rule 460 of the Act, please be advised that, during the period from January 11, 2007 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated January 11, 2007:

Institutions	3,102
Underwriters	325
Other	1,173

Total	4,600

        The Underwriters (the "Underwriters") and dealers of the above issue were advised by invitation wire and in underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned has complied and will comply, and each dealer has advised the undersigned that it has complied and will comply, with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

(Signature Page Follows)

Very Truly Yours,
PIPER JAFFRAY & CO. As Representative of the several Underwriters
By:	/s/ Neil Riley
	Name:	Neil Riley
	Title:	Vice President, Equity Capital Markets

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Piper Jaffray & Co. 800 Nicollet Mall, Suite 800 Minneapolis, Minnesota 55402 Phone: (612) 303-6000 Fax: (612) 303-1036